UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On April 4, 2025, Wearable Devices Ltd. (the “Company”) received a written notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with the minimum stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity.

The Nasdaq staff made this determination of compliance after evaluating the Company’s plan that it submitted to Nasdaq to regain compliance with the minimum stockholders’ equity requirement. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(b)(1) and Nasdaq considers the prior stockholders equity deficiency matter now closed.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File No. 333-269869 and 333-274343) and on Form F-3 (File No. 333-274841) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: April 7, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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